EXHIBIT 99.1

Compal Launches the First Interactive Robot With Integrated Himax Pico-Projector Solution

LCOS Pico-Projector a Key Component of Innovative Toy Product

TAINAN, Taiwan, Jan. 25, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc.'s ("Himax" or the "Company") (Nasdaq:HIMX) customer, Compal Communication Inc. (TAIEX:3035; subsidiary of Kinpo Group), today launched the first pico-projector-embedded robot, Robii, aimed at the children's interactive education market. The Robii utilizes Himax Display's (Himax's subsidiary) proprietary Color Filter LCOS microdisplay with VGA resolution. The Robii's unique feature would be the Himax pico projector which allows children to project various interactive games onto any surface for both educational and entertainment activities.

HC Tsai, Vice President of Himax Display, commented, "This industry-leading robot uses Himax's proprietary Color Filter microdisplay which we feel is a perfect fit for the toy market. We are very excited by the application of our pico-projector technology into the Robii. Up until now the educational toys with interactive features have largely required either a separate television/monitor display or featured small screens on a hand held device. The Robii incorporates projection to eliminate these obstacles and allows for a fun, dynamic and interactive experience right out of the box."

Mr. Tsai continued, "This newly-launched product demonstrates another successful and innovative application of our LCOS pico-projectors. Himax's Color Filter technology enables a simple optical engine design with just one WLED as the light source. The streamlined architecture and abundant supply base of WLED facilitate the assembly process and mass production of the Color Filter optical engines at an economical price point. There are numerous toy makers developing various new products which incorporate pico-projectors to grasp new market potential. The projection function allows our customers to bring new levels of creativity to toy design. Moving forward we can expect even more children's educational products adopting pico-projectors in their design."

Himax Display also features a complete Color Filter microdisplays product lineup. Among them, the QVGA (320X240), VGA (640X480) and SVGA (800X600) microdisplays are already in mass production. With further development in technology and innovation in products, the children's education market is expected to be another growing area for LCOS pico-projectors in the future.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; our ability to retain and attract key personnel; the uncertainties associated with our Taiwan listing plan which is subject to change due to, among other things, changes in Taiwan or US authorities' policies and Taiwan regulatory authorities' acceptance of any listing application to be filed by the Company, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010 as may be amended.

CONTACT: Jessie Wang / Jessica Huang
         Investor Relations
         Himax Technologies, Inc.
         +886-2-2370-3999 Ext. 22618 / 22513
         jessie_wang@himax.com.tw
         jessica_huang@himax.com.tw

         In the U.S.
         Joseph Villalta
         The Ruth Group
         +1-646-536-7003
         jvillalta@theruthgroup.com